REXAM

RECEIVED

2006 SEP 27 P 12:5

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

DIRECT
TEL 020 7227 4133
FAX 020 7227 4139

20 September 2006

06017128

SUPPL

FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Rachael Nelson
Company Secretarial Assistant

PROCESSED
SEP 28 2006
THOMSON FINANCIAL

9/27

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109
www.rexam.com

Latest News

12 September 2006

Rexam proposes early conversion of preference shares

Rexam, the global consumer packaging company and the world's leading beverage can maker, is today sending a circular to all its shareholders detailing a proposal to convert all the 7.75 pence Convertible Cumulative Preference Shares of $128^4/_7$p each (Preference Shares) into fully paid New Ordinary Shares of $64^2/_7$p each (New Ordinary Shares) and the consequential cancellation of the listing of all the outstanding Preference Shares with effect from the date on which dealings are expected to commence in the New Ordinary Shares which is at 8.00am on 16 October 2006.

The circular also gives notice of an Extraordinary General Meeting of Ordinary and Preference Shareholders as well as notice of a separate Class Meeting of Preference Shareholders at 4.00pm and 4.15pm respectively on 5 October 2006.

If the proposal is approved by Shareholders, the maximum number of New Ordinary Shares that will be issued will be approximately 26 million. As a consequence of conversion there will be a reduction of net borrowings of £70m and a corresponding increase in total equity. At the maximum conversion rate an exceptional charge of approximately £9m would be recorded in 2006.

A copy of the circular and further information will be available from 13 September 2006 on the Company's website (www.rexam.com/prefcon).

Enquiries +44 20 7227 4100
David Robbie, Group Finance Director
Andrew Mills, Group Communications Director

Financial Dynamics +44 20 7269 7291
Richard Mountain

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THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if not, another appropriately authorised independent financial adviser.

If you have sold or transferred all your Ordinary Shares and/or Convertible Preference Shares, please forward this Circular, together with the accompanying documents, as soon as possible to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. If you have sold only part of your holding of Ordinary Shares and/or Convertible Preference Shares, you should retain these documents and consult the bank, stockbroker or other agent through whom the sale was effected.

REXAM PLC

(incorporated under the Companies Acts 1908 to 1917 in England and Wales with registered number 191285)

Proposal to convert all the 7.75 pence Convertible Cumulative Preference Shares of $128\frac{4}{7}$ pence each at an enhanced conversion rate into fully paid New Ordinary Shares of $64\frac{2}{7}$ pence each

Notice of Extraordinary General Meeting of holders of Ordinary Shares and holders of Convertible Preference Shares

Notice of Separate Class Meeting of holders of Convertible Preference Shares

---

Your attention is drawn to the letter from your Chairman which is set out in Part II of this Circular and which contains a recommendation from the Board that you vote in favour of each of the resolutions to be proposed at the Extraordinary General Meeting and the Separate Class Meeting referred to below.

Notices of an Extraordinary General Meeting to be held at 4.00 p.m. on 5 October 2006 and a Separate Class Meeting to be held at 4.15 p.m. on 5 October 2006 (or as soon thereafter as the Extraordinary General Meeting has been concluded or adjourned) are set out in Parts VIII and IX of this Circular. To be valid, Proxy Forms should be returned so as to reach the Company's Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA, not later than 4.00 p.m. on 3 October 2006 in respect of the Extraordinary General Meeting and 4.15 p.m. on 3 October 2006 in respect of the Separate Class Meeting.

HSBC Bank plc, which is regulated and authorised in the United Kingdom by the Financial Services Authority, is acting exclusively as sole financial adviser to Rexam PLC and no one else in connection with the Proposal and will not be responsible to anyone other than Rexam PLC for providing the protections afforded to clients of HSBC Bank plc nor for providing advice in relation to this document and the matters referred to herein.

CONTENTS

PART I

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Allotment of New Ordinary Shares*	11 September 2006
Final version of the Conversion Schedule posted on website (www.rexam.com/prefcon)	28 September 2006
Announcement of Enhanced Conversion Rate	3 October 2006
Latest time and date for receipt of completed Proxy Forms for the EGM	4.00 p.m. on 3 October 2006
Latest time and date for receipt of completed Proxy Forms for the Class Meeting	4.15 p.m. on 3 October 2006
Extraordinary General Meeting**	4.00 p.m. on 5 October 2006
Class Meeting of Convertible Preference Shareholders**	4.15 p.m. on 5 October 2006
Record Date	13 October 2006
Conversion Date	16 October 2006
Commencement of dealings in New Ordinary Shares	8.00 a.m. on 16 October 2006
Latest date to credit CREST Accounts with New Ordinary Shares	8.00 a.m. on 16 October 2006
Cancellation of the listing of the Convertible Preference Shares	8.00 a.m. on 16 October 2006
Latest date for despatch of cheques/sales advices for dealings in New Ordinary Shares under Share Dealing Facility	23 October 2006
Latest date for payment in CREST and despatch of cheques in respect of fractional entitlements	23 October 2006
Latest date for issue of share certificates for New Ordinary Shares held in certificated form	23 October 2006

Notes:

* The allotment of the New Ordinary Shares is subject to the passing of the Resolutions and their admission to listing by the UK Listing Authority and admission to trading by the London Stock Exchange.

** If adjourned, the EGM and/or Class Meeting will be held at 4.00 p.m. and 4.15 p.m. respectively on 12 October 2006. The subsequent dates may be extended by reference to the dates of the adjourned meeting(s). Any such revised dates will be notified through a Regulatory Information Service.

LETTER FROM THE CHAIRMAN OF REXAM PLC

REXAM

12 September 2006

To all the holders of Ordinary Shares and Convertible Preference Shares

Dear Shareholder,

Proposal to convert all the Convertible Preference Shares into New Ordinary Shares at an Enhanced Conversion Rate

1. Introduction

On 12 September 2006 the Company announced that it proposes all of the Convertible Preference Shares currently in issue should be converted compulsorily into fully paid New Ordinary Shares at an Enhanced Conversion Rate (the **Proposal**).

I am writing to you to give you details of the Proposal, including the background to and reasons for it, to explain why the Board considers it to be in the best interests of the Company and to seek your approval to implement the Proposal.

The Convertible Preference Shares, which were originally issued in 1989, are no longer financially efficient for the Company, particularly as a result of changes to the basis of accounting for them effected by the recent adoption of International Financial Reporting Standards in relation to the Company's consolidated accounts. It is principally for this reason that the Board proposes the early conversion of the Convertible Preference Shares.

In order to give effect to the Proposal, your approval is required by the passing of the resolutions at an EGM (for Ordinary Shareholders and, in the case of resolution 1, Convertible Preference Shareholders) and at a Separate Class Meeting (for Convertible Preference Shareholders only), which have been convened to be held at 4.00 p.m. and 4.15 p.m. respectively on 5 October 2006.

This Circular contains all of the relevant details of the mechanism by which the Enhanced Conversion Rate is calculated and explains how the Enhanced Conversion Rate is intended to compensate Convertible Preference Shareholders for the early conversion of their Convertible Preference Shares.

2. Details of the Proposal

The Convertible Preference Shares currently carry a preferential dividend of 7.75 pence per annum, have a preferential entitlement to capital, can convert on an annual basis at the rate of approximately 0.3509 Ordinary Shares for each Convertible Preference Share (which equates to 350 Ordinary Shares for every 1,000 Convertible Preference Shares) and are redeemable for £1 per Convertible Preference Share on 31 March 2015.

On the basis of the existing conversion rate the Convertible Preference Shares convert into a total of approximately 24.3 million Ordinary Shares, representing an increase of approximately 4.4 per cent. on the existing issued Ordinary Share capital of the Company. If the Proposal is approved, Convertible Preference Shareholders will receive an enhanced number of New Ordinary Shares in place of their Convertible Preference Shares. The Enhanced Conversion Rate is intended to compensate the Convertible Preference Shareholders for the loss of the fixed dividend and the existing conversion rights. At the maximum Enhanced Conversion Rate, the Convertible Preference Shares will convert into a total of approximately 25.9 million New Ordinary Shares which is an increase of approximately 4.7 per cent. on the existing issued Ordinary Share capital of the Company.

If the resolutions are passed at the EGM and the Class Meeting all of the Convertible Preference Shares will automatically convert into New Ordinary Shares at the Enhanced Conversion Rate, which will be a minimum of 0.3642 and a maximum of 0.3742 New Ordinary Shares for each Convertible Preference Share, an enhancement of between 3.8 per cent. and 6.6 per cent. to the existing conversion rate. This

Registered Office: 4 Millbank, London SW1P 3XR No:191285

equates to a minimum of 364 New Ordinary Shares and a maximum of 374 New Ordinary Shares for every 1,000 Convertible Preference Shares.

The Enhanced Conversion Rate will be calculated using the theoretical price of a Convertible Preference Share and the average market price of an Ordinary Share. The basis of this calculation requires detailed explanation and is addressed in Part III of this Circular. Further details as to the financial effects of the Proposal and examples relating to the calculation of the Enhanced Conversion Rate are set out in Parts IV and V respectively of this Circular. The final calculation of the Enhanced Conversion Rate will not be completed until shortly before the EGM and Class Meeting are held. As soon as it is known we will announce the Enhanced Conversion Rate to a Regulatory Information Service and on the Company's website (www.rexam.com/prefcon). Details will also be made available at the Company's registered office and through the Registrars, and will be announced at the EGM and the Class Meeting.

Some illustrative examples of the number of New Ordinary Shares a Convertible Preference Shareholder may receive as a result of the Proposal are set out in Part V of this Circular.

For example, based on the price of an Ordinary Share at the close of business on 8 September 2006 (551 pence) and the current Conversion Schedule, a holder of 1,000 Convertible Preference Shares would receive 368 New Ordinary Shares which have a market value at that price equal to approximately £2,027.68. If these shares were to be sold for this amount and the cash proceeds (ignoring any dealing costs or tax payable in respect of the sale of such shares) were deposited in a bank account which paid an interest rate equal to the current Bank of England base rate of 4.75 per cent., the holder would receive an annual gross interest payment of approximately £96.31 as compared with the annual gross preference dividend of £77.50 payable in respect of the 1,000 Convertible Preference Shares originally held. If the New Ordinary Shares were not sold, the holder would own 18 more shares than the 350 New Ordinary Shares under the existing conversion right. The equivalent yield on these shares, based on the past year's Ordinary Share net dividends of 18.12 pence per share, would equate to £66.68, though the holder would gain from any future Ordinary Share price increases and dividends.

For those shareholders with 4,000 or fewer Convertible Preference Shares held in certificated form, there is an opportunity to sell their New Ordinary Shares for cash for no commission charge at the market price available on the first day of dealings in the New Ordinary Shares through the Share Dealing Facility which has been arranged by the Company's Registrars, further details of which are set out in Part VII of this Circular. In order to sell such New Ordinary Shares through the Share Dealing Facility, eligible Convertible Preference Shareholders should tick the box and complete the relevant section of the blue Proxy Form, and sign and return such Proxy Form to the Company's Registrars at The Causeway, Worthing, West Sussex, BN99 6DA on or before 3 October 2006. There will be no commission charge payable by you if you decide to sell your New Ordinary Shares through the Share Dealing Facility.

You are referred to paragraph 5 of Part III of this Circular in relation to the taxation implications of the Proposal.

3. Impact on the Company

Conversion of the Convertible Preference Shares into New Ordinary Shares will improve certain of the Company's credit rating ratios, because the "debt" element of the Convertible Preference Shares will be removed and the total equity will increase by a similar amount, giving a double benefit. Whereas the fixed dividend on the Convertible Preference Shares is currently reported within interest, the dividend on the Ordinary Shares payable after the Conversion, will be reported within equity as a payment out of profits after tax has been deducted.

The Company will improve its funding efficiency and tax position as a result of the implementation of the Proposal because it will be able to raise additional debt (on which interest will be tax deductible) as appropriate to fund its activities, whilst remaining at the same credit rating position as applied prior to the Conversion.

The accounting impact of the Proposal in respect of the Company, had it been implemented as at 31 December 2005, would have been to reduce net borrowings by £70 million and to increase total equity by £70 million. If the Conversion had been effected at 1 January 2005, the profit before taxation for the year ended 31 December 2005 would have been higher by approximately £5 million. If the Proposal is approved an exceptional charge will be recorded in 2006 to reflect the cost of the enhancement to the Convertible Preference Share conversion rate. This charge is dependent on the value of the Ordinary Shares when the Enhanced Conversion Rate is set and based on the maximum Enhanced Conversion Rate

which implies an Ordinary Share price of 495 pence, the exceptional charge would be approximately £9 million. All of these figures are illustrative and have not been audited.

The Board believes that the funding efficiency arising as a result of the Proposal and the improvements to the Company's tax position mean that the Proposal and the Resolutions are in the best interests of the Company and the Shareholders as a whole and accordingly recommends that all Shareholders vote in favour of the Resolutions to be proposed at the EGM and Class Meeting.

4. Extraordinary General Meeting

In order to amend the Articles to remove the existing conversion and other rights attaching to the Convertible Preference Shares and to incorporate new rights to the Convertible Preference Shares so as to implement the Conversion a special resolution of the Company is required to be passed at a duly convened extraordinary general meeting. In accordance with the provisions in the Articles the Convertible Preference Shareholders are entitled to vote on such a resolution because it is a resolution modifying or varying the special rights and privileges attaching to the Convertible Preference Shares.

In Part VIII of this Circular, you will find a notice convening the Extraordinary General Meeting of the Company, which is to be held at the offices of Allen & Overy LLP, One New Change, London EC4M 9QQ on 5 October 2006 at 4.00 p.m.

In summary, the following resolutions will be proposed as special resolutions at the EGM:

(1) to amend the Articles so as to require the conversion of all of the Convertible Preference Shares into New Ordinary Shares on the Conversion Date at the Enhanced Conversion Rate;

(2) to grant authorities to the Directors pursuant to sections 80 and 95 of the Act to allot the New Ordinary Shares to be issued to the holders of the Convertible Preference Shares on Conversion; and

(3) to disapply any statutory pre-emption rights (as set out in section 89 of the Act) arising in respect of the allotment of the New Ordinary Shares arising on Conversion of the Convertible Preference Shares.

The resolutions referred to in (2) and (3) above are required to be passed as special resolutions of the Company at a duly convened extraordinary general meeting because of the provisions of sections 80 and 95 of the Act.

Further details in relation to all of these resolutions are set out in Part VI of this Circular. You should note that Ordinary Shareholders and Convertible Preference Shareholders are entitled to vote in respect of resolution (1) but that only Ordinary Shareholders are entitled to vote in respect of resolutions (2) and (3).

5. Separate Class Meeting of the Convertible Preference Shareholders

In Part IX of this Circular, you will find a notice convening a Class Meeting of the holders of Convertible Preference Shares, which is to be held immediately after the EGM.

The proposal to amend the rights attaching to the Convertible Preference Shares constitutes a modification of class rights and the consent of the holders of the Convertible Preference Shares is required in a separate class meeting. The Resolution set out in the Notice of Class Meeting is proposed as an extraordinary resolution to sanction the variation of the rights attaching to the Convertible Preference Shares and in order to be passed, this resolution requires the approval of not less than three quarters of the votes cast.

If the requisite quorum for the Class Meeting, being two persons holding or representing by proxy at least one-third in nominal amount of the issued Convertible Preference Shares, is not present within fifteen minutes from the time fixed for holding the Class Meeting, the meeting shall stand adjourned to be held at the offices of Allen & Overy LLP, One New Change, London EC4M 9QQ, at 4.15 p.m. on 12 October 2006 at which the requisite quorum for the adjourned meeting shall be one person holding Convertible Preference Shares.

6. Action to be taken

EGM—Ordinary Shareholders and Convertible Preference Shareholders

You will find enclosed a white Proxy Form for use at the EGM. **Whether or not you propose to attend the EGM in person, it is important that you complete and sign the white Proxy Form to record your vote** in accordance with the instructions printed thereon and return it to the Company's Registrars, Lloyds TSB Registrars at The Causeway, Worthing, West Sussex, BN99 6DA, as soon as possible and, in any event, so as to be received not later than 4.00 p.m. on 3 October 2006. The completion and return of a white Proxy Form will not preclude you from attending the EGM and voting in person. You should note that Ordinary Shareholders and Convertible Preference Shareholders are entitled to vote in respect of resolution (1) but that only Ordinary Shareholders are entitled to vote in respect of resolutions (2) and (3).

If you hold shares in CREST, you may appoint a proxy through the CREST Electronic Proxy Appointment Service. Further details are set out in note 3 to the Notice of EGM in Part VIII of this Circular.

Class Meeting—Convertible Preference Shareholders

You will find enclosed a blue Proxy Form for use at the Class Meeting. **Whether or not you propose to attend the Class Meeting in person, it is important that you complete and sign the blue Proxy Form to record your vote** in accordance with the instructions printed thereon and return it to the Company's Registrars, Lloyds TSB Registrars at The Causeway, Worthing, West Sussex, BN99 6DA, as soon as possible and, in any event, so as to be received not later than 4.15 p.m. on 3 October 2006. The completion and return of a blue Proxy Form will not preclude you from attending the Class Meeting and voting in person.

If you hold shares in CREST, you may appoint a proxy through the CREST Electronic Proxy Appointment Service. Further details are set out in note 3 to the Notice of Class Meeting in Part IX of this Circular.

If the Conversion is approved by the passing of the Resolutions at the EGM and the Class Meeting, or any adjournment thereof, Convertible Preference Shareholders will not need to take any further action as their shareholding will then be automatically converted to New Ordinary Shares on the Conversion Date.

Application will be made to the UK Listing Authority for the New Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for admission of the New Ordinary Shares to trading not later than 8.00 a.m. on 16 October 2006, which is the date upon which dealings in the New Ordinary Shares are expected to commence. Simultaneously with such listing and admission at 8.00 a.m. on 16 October 2006 the listing of the Convertible Preference Shares on the Official List of the UK Listing Authority and to trading with the London Stock Exchange will be cancelled.

If you hold 4,000 or fewer Convertible Preference Shares in certificated form and have a UK registered address and wish to sell your New Ordinary Shares through the Share Dealing Facility, you should tick the box and complete the relevant section of the blue Proxy Form and sign and return such Proxy Form to the Company's Registrars at The Causeway, Worthing, West Sussex, BN99 6DA by no later than 4.15 p.m. on 3 October 2006

All enquiries as to your shareholding or the information detailed in this Circular should be directed to the Lloyds TSB Registrars helpline—telephone 0870 609 2158 or, if from outside the UK, +44 1903 276 342. No financial advice can be given on this number.

7. Independent Advice

The Directors have engaged HSBC to review the Proposal from the perspective of Ordinary Shareholders and Convertible Preference Shareholders and to opine thereon. HSBC has advised the Directors that it is of the opinion that the terms of the Proposal are fair and reasonable so far as both the Ordinary Shareholders and the Convertible Preference Shareholders are concerned.

The Board has also received financial advice from HSBC in connection with the Proposal. In providing advice to the Directors, HSBC has taken into account the Directors' commercial assessment of the Proposal. It is recommended that any Shareholders who are in any doubt as to the impact of the Proposal for them should seek their own independent financial advice.

HSBC has given and has not withdrawn its written consent to the inclusion in this document of its name and the references to it in the form and context in which they appear.

8. Recommendation to Shareholders

The Board considers that the Proposal and the Resolutions are in the best interests of the Company and the Shareholders as a whole and accordingly unanimously recommends that Ordinary Shareholders and Convertible Preference Shareholders vote in favour of the Special Resolutions to be proposed at the EGM in respect of which they are entitled to vote and that Convertible Preference Shareholders vote in favour of the Extraordinary Resolution to be proposed at the Class Meeting as the Directors intend to do in respect of their own shareholdings.

Yours faithfully,

Rolf Börjesson
Chairman

PART III

DETAILS OF THE PROPOSAL

1. Background to the Proposal

The Convertible Preference Shares are no longer a financially efficient instrument for the Company. With the introduction of International Financial Reporting Standards, most of the book value of the Convertible Preference Shares is reported as debt, whereas it had previously been reported within shareholders' equity. The dividend on the Convertible Preference Shares is also now reported within interest, rather than as a dividend, although it is not tax deductible for the Company. Furthermore, the credit rating agencies, which provide credit opinions on the Company's public note issues under its Medium Term Note Programme, treat the Convertible Preference Shares and the dividends thereon, entirely as debt and interest.

The Convertible Preference Shares have for some time traded in a manner which reflects their status as an instrument which has an extremely high probability of conversion, with movements in the Convertible Preference Share price showing a very high correlation to the movements in the Ordinary Share price.

The proposal to convert compulsorily all the Convertible Preference Shares into New Ordinary Shares now, rather than wait until the final conversion and redemption dates in 2015, is intended to address the financial inefficiency for the Company as described above. To compensate holders of the Convertible Preference Shares for the premium at which they trade relative to the aggregate value of the Ordinary Shares underlying each Convertible Preference Share, the Convertible Preference Shares will under the Proposal convert at the Enhanced Conversion Rate, which is higher than the existing conversion rate.

Conversion of the Convertible Preference Shares into New Ordinary Shares will improve certain of the Company's credit rating ratios, because the "debt" element of the Convertible Preference Shares will be removed and the total equity will increase by a similar amount, giving a double benefit. Whereas the fixed dividend on the Convertible Preference Shares is currently reported within interest, the dividend on the New Ordinary Shares paid after the Conversion will be reported within total equity.

The Company will improve its tax position and funding efficiency as a result of the implementation of the Proposal because it will be able to raise additional debt (on which interest will be tax deductible) as appropriate to fund its activities, whilst remaining at the same credit rating position as applied prior to the Conversion.

2. Summary of the Proposal

The Proposal to convert all of the Convertible Preference Shares will be achieved by seeking the approval of Shareholders, at the EGM and the Class Meeting, to amendments to the Articles and thereby the rights attaching to the Convertible Preference Shares, so that the Company will, on the Conversion Date, compulsorily convert all of the Convertible Preference Shares into New Ordinary Shares at the Enhanced Conversion Rate.

The existing rights attaching to the Convertible Preference Shares are set out in the Company's Articles. In summary, the Convertible Preference Shareholders are entitled to a preferential dividend of 7.75 pence per annum per Convertible Preference Share, a preferential entitlement to capital, an annual conversion right at the rate of 17.544 pence in nominal amount of Ordinary Shares for every 100 pence in nominal amount of Convertible Preference Shares (which equates to 0.3509 Ordinary Shares for every Convertible Preference Share) and are redeemable for £1 per Convertible Preference Share on 31 March 2015.

On the basis of the existing conversion rate the Convertible Preference Shares convert into a total of approximately 24.3 million Ordinary Shares, representing an increase of approximately 4.4 per cent. on the existing issued Ordinary Share capital of the Company. If the Proposal is approved the Convertible Preference Shareholders will receive an enhanced number of New Ordinary Shares in place of their Convertible Preference Shares. The Enhanced Conversion Rate is intended to compensate the Convertible Preference Shareholders for the loss of the fixed dividend and the existing conversion rights. At the maximum Enhanced Conversion Rate the Convertible Preference Shares will convert into a total of approximately 25.9 million New Ordinary Shares which is an increase of approximately 4.7 per cent. on the existing issued Ordinary Share capital of the Company.

It is proposed that the rights attaching to the Convertible Preference Shares be amended so as to require the conversion of the Convertible Preference Shares into New Ordinary Shares on the Conversion Date at the Enhanced Conversion Rate. Such an amendment is deemed to modify the existing rights attaching to

the Convertible Preference Shares and it is therefore necessary, in addition to seeking the approval of Shareholders at the EGM, to seek the approval of the Convertible Preference Shareholders at the Class Meeting.

The Enhanced Conversion Rate is equal to the ratio of (a) a theoretical share price for a Convertible Preference Share (described in more detail below and Part IV of this Circular) plus an additional amount of 2.5 pence (the **Recompensed Amount**) to (b) the volume weighted average price (**VWAP**) of the Ordinary Shares over the three business days prior to two days before the date of the passing of the resolutions to be proposed at the EGM and the Class Meeting. The final Enhanced Conversion Rate will be determined at the close of business two days before the EGM and Class Meeting (or any adjourned meeting) and will be announced through a Regulatory Information Service and placed on the Company's website (www.rexam.com/prefcon) prior to, as well as being available at the meetings themselves.

The Enhanced Conversion Rate will be a minimum of 0.3642 New Ordinary Shares for each Convertible Preference Share and a maximum of 0.3742 New Ordinary Shares for each Convertible Preference Share, which is an enhancement of between 3.8 per cent. and 6.6 per cent. to the current conversion rate of 0.3509 Ordinary Shares for each Convertible Preference Share.

A theoretical price of a Convertible Preference Share will be determined by the output from a financial model created by our financial advisers, HSBC, which is a market standard model which takes into account a number of factors including the underlying price of an Ordinary Share, swap rates applying in the UK and market indications of stock volatility one week prior to the EGM and Class Meeting. It will not be possible to finalise the resultant output of this model (the **Conversion Schedule**) until shortly before the meetings (or any adjourned meetings) are held. A draft of the Conversion Schedule, which has been used to calculate the entitlements referred to in the worked examples described in paragraph 2 of Part II and set out in Part V of this Circular, will be on display at the Company's registered office until such time as it is finalised and a copy of the final version of the Conversion Schedule which will ultimately be used to determine the Enhanced Conversion Rate will be made available for inspection at the meetings themselves. A copy of the final version of the Conversion Schedule will be posted on the Company's website (www.rexam.com/prefcon) in the week preceding the EGM and Class Meeting as well as put on display at the Company's registered office.

The Conversion Date will be 16 October 2006 or, if such date proves to be impracticable, the date falling no less than 7 days after the passing of the resolutions to be proposed at the EGM and the Class Meeting (or any adjournments thereof) as announced by the Company through a Regulatory Information Service. The register of Convertible Preference Shares will be closed on the Record Date and for a period of 30 days thereafter during which time no transfer of Convertible Preference Shares will be registered.

The mechanism by which, on the Conversion Date, the Convertible Preference Shares held by any holder or joint holder on the Record Date are converted into New Ordinary Shares will be through the consolidation, sub-division and redesignation of such Convertible Preference Shares into New Ordinary Shares calculated at the Enhanced Conversion Rate. Any fractions of New Ordinary Shares arising on Conversion will be aggregated and sold in the market by the Registrars at the best price obtainable and the net proceeds of sale distributed pro rata to the Convertible Preference Shareholders save that if the amount to be distributed is less than £5 it shall be retained for the benefit of the Company. Any remaining balance not so converted is redesignated into non-voting deferred shares of 0.0001 pence each (the **Deferred Shares**) which may be transferred to a custodian appointed by the Board for a consideration not exceeding 1 pence per holding or may be cancelled by the Company without making any payment. The Company may also redeem all or any holding of Deferred Shares at a price of not less than 1 pence per holding. As a result the amount payable to any Convertible Preference Shareholder on such transfer, cancellation, purchase or redemption of the Deferred Shares will be less than £5 and will therefore be retained for the benefit of the Company which means that no payment will be made to Convertible Preference Shareholders in respect of the Deferred Shares.

3. A summary of the financial effects of the Proposal

Each Convertible Preference Share trades, based on London Stock Exchanges prices, at a premium to the market value of the Ordinary Shares underlying it (i.e. the combined market value of the Ordinary Shares into which a Convertible Preference Shareholder has the right to convert into). The Directors believe that this premium is due predominately to the higher equivalent dividend of the Convertible Preference Shares versus the expected future dividend of the Ordinary Shares and the limited protection offered against possible falls in the price of an Ordinary Share arising as the Convertible Preference Shares will be

redeemed at £1 at maturity. These concepts are outlined in more detail by way of an example in paragraphs 1 and 2 of Part IV of this Circular.

If the Proposal is approved, Convertible Preference Shareholders will receive more Ordinary Shares for their Convertible Preference Shares than they would otherwise be entitled if they were able to convert at the existing conversion rate (assuming this was possible). The additional Ordinary Shares received as a result of the Enhanced Conversion Rate are intended to recompense Convertible Preference Shareholders for the loss of the fixed 7.75 pence dividend stream and other conversion rights which otherwise attach to the Convertible Preference Shares.

As indicated above, the final Enhanced Conversion Rate will be determined shortly before the passing of the relevant resolutions at the EGM and the Class Meeting or any adjournment thereof. The Directors believe that such a calculation is the most appropriate mechanism to calculate the Enhanced Conversion Rate as it takes into account movements in the market price of the Ordinary Shares in the period between the date of this Circular and the passing of the relevant resolutions at the EGM and the Class Meeting or any adjournment thereof as well as movements in sterling swap rates and market volatility. The basis of the Enhanced Conversion Rate calculation is outlined further in paragraphs 3 to 5 of Part IV of this Circular.

Further details of the financial effects of the Proposal are also contained in Part IV of this document.

4. Conversion of the Convertible Preference Shares

Subject to the passing of the Resolutions at the EGM and Class Meeting or any adjournment thereof, all of the Convertible Preference Shares in issue on the Record Date will be converted into New Ordinary Shares at the Enhanced Conversion Rate on the Conversion Date. **Holders of Convertible Preference Shares do not, therefore, need to take any further action if the Conversion is approved by the passing of the Resolutions at the EGM and the Class Meeting.**

The Enhanced Conversion Rate will be determined by the Directors in accordance with the formula described above and will be announced through a Regulatory Information Service after close of business two days prior to the EGM and the Class Meeting or any adjournment thereof.

The dividend on the Convertible Preference Shares converted on the Conversion Date will cease to accrue from 30 September 2006, being the last dividend payment date preceding the Conversion Date.

Any New Ordinary Shares allotted on the Conversion of the Convertible Preference Shares will not qualify for the interim dividend for the financial year ending on 31 December 2006 which will be paid on 2 November 2006 to Ordinary Shareholders registered on 13 October 2006 and, save as aforesaid on or after the Conversion Date, will rank equally in all respects with the Ordinary Shares then in issue.

Application will be made to the UK Listing Authority for the New Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for admission of the New Ordinary Shares to trading not later than 8.00 a.m. on 16 October 2006, which is the date upon which dealings in the New Ordinary Shares are expected to commence. Simultaneously with such listing and admission at 8.00 a.m. on 16 October 2006 the listing of the Convertible Preference Shares on the Official List of the UK Listing Authority and to trading with the London Stock Exchange will be cancelled.

No dematerialisation or materialisation of the Convertible Preference Shares will be accepted after the Record Date.

Preference Shares held in certificated form on the Conversion Date

Convertible Preference Shareholders are not required to return their Share Certificates to the Registrars or complete a conversion notice as, subject to shareholder approval at the EGM and Class Meeting, Conversion takes place automatically. By no later than 23 October 2006 and unless you have decided to sell all your New Ordinary Shares through the Share Dealing Facility on the first day of dealings, the Company will send, at your own risk, a definitive certificate for the New Ordinary Shares to which you are entitled. You may receive a cheque in respect of any fractional entitlement due to you on Conversion, unless the amount to be distributed is less than £5.00, in which case such amount will be retained for the benefit of the Company.

Preference Shares held in CREST on the Conversion Date

If you hold your Convertible Preference Shares in CREST, Conversion will be effected through the CREST system as follows.

The New Ordinary Shares will be issued to you in uncertificated form. The Registrars will, on or prior to 16 October 2006, instruct CRESTCo to credit your appropriate stock account (being a stock account under the participant ID and member account ID specified in your Uncertificated Conversion Notice) with the New Ordinary Shares to which you are entitled. It is expected that the instruction will be given to CRESTCo as soon as practicable after listing has become effective in relation to the New Ordinary Shares.

Notwithstanding the above, the Company may in its absolute discretion (and for any reason) determine that all or any of the New Ordinary Shares to which you are entitled will be issued to you in certificated form.

The Registrars will instruct CRESTCo to credit your appropriate stock account with a sum in respect of any fractional entitlement due to you on Conversion unless the amount to be distributed is less than £5.00, in which case such amount will be retained for the benefit of the Company.

All enquiries as to your shareholding or the information detailed in this Circular should be directed to the Lloyds TSB Registrars helpline—telephone 0870 609 2158 or, if from outside the UK, +44 1903 276 342. No financial advice can be given on this number.

5. Taxation

You are advised to consult your professional adviser to confirm your individual tax position in relation to the Proposal. However, under current UK tax legislation, no taxation charge should arise upon Conversion or upon the re-designation of the Convertible Preference Shares or the transfer or redemption of the Deferred Shares. To the extent that you receive a cash payment in respect of your fractional entitlement to New Ordinary Shares it should, in most cases, be treated as a deduction from the base cost of your New Ordinary Shares for the purposes of tax on chargeable gains. If you sell any New Ordinary Shares arising from the Conversion, whether through the Share Dealing Facility or otherwise, you may be subject to a liability for tax in the normal way as a result of the disposal of an asset by you.

6. Share Dealing Facility

If you hold 4,000 or fewer Convertible Preference Shares in certificated form and have a UK registered address you are eligible to participate in the Share Dealing Facility which has been arranged by the Registrars in respect of your New Ordinary Shares arising on Conversion. The Registrars will arrange, on an execution only basis and at no commission charge payable by you, for the sale of the New Ordinary Shares at the market price available on the first day of dealings after Conversion. If you are eligible and you wish to sell your resultant New Ordinary Shares through this facility you should tick the box and complete the relevant section of the blue Proxy Form and sign and return it to the Registrars at The Causeway, Worthing, West Sussex BN99 6DA by no later than 4.15 p.m. on 3 October 2006. Further details of the Share Dealing Facility are set out in Part VII of this Circular. You should note that neither the Company nor the Registrars can give you any form of investment or other advice in relation to your decision as to whether to sell your New Ordinary Shares under this Share Dealing Facility or otherwise. **If you are in any doubt as to the action you should take in this connection, you are recommended to seek your own financial advice from an appropriate independent financial adviser.**

PART IV

FINANCIAL EFFECTS OF THE PROPOSAL

1. What is the "Premium over Parity" of the Convertible Preference Shares?

The Convertible Preference Shares generally trade at a premium to the market value of the Ordinary Shares. For example, on the close of trading on 8 September 2006, each Convertible Preference Share was quoted on the London Stock Exchange as having a price equal to 198 pence (based on the nominal amount of a Convertible Preference Share) versus the Ordinary Share price of 551 pence. Given that each Convertible Preference Share currently has a right to convert (on 28 February each year until 2015) into Ordinary Shares at the ratio of 0.3509 Ordinary Shares per Convertible Preference Share, "Parity" (the value of the Ordinary Shares underlying each Convertible Preference Share) is equal to 193.35 pence. On this basis the Convertible Preference Share trades at a 4.65 pence "Premium over Parity". Any Convertible Preference Shareholder who elected to convert at the existing conversion rate on 8 September 2006 (if the right to elect for conversion existed on such date) would be giving up the current market value of 198 pence for each Convertible Preference Share for an Ordinary Share with an effective "Parity" value of 193.35 pence.

2. Why do the Convertible Preference Shares trade at a premium to the Ordinary Shares?

The Convertible Preference Shares trade with a premium for two principal reasons:

(a) The Convertible Preference Shares pay a fixed dividend of 7.75 pence per Convertible Preference Share per annum. In respect of 2005, each Ordinary Share has received a net dividend of 18.12 pence per Ordinary Share. As each Convertible Preference Share currently converts into 0.3509 Ordinary Shares, the dividend (as compared to Parity) for each Convertible Preference Share is currently 6.36 pence. The Convertible Preference Shares generally therefore have a higher dividend than the Ordinary Shares underlying each Convertible Preference Share. The amount of this excess is likely to vary from year to year, as dividends on the Ordinary Shares may change.

(b) Holders of Convertible Preference Shares currently have the option in February of each year, up to and including February 2015, to elect to convert their Convertible Preference Shares into Ordinary Shares at a conversion rate of 0.3509 Ordinary Shares for every Convertible Preference Share held. Any Convertible Preference Shares which have not been converted will be redeemed in March 2015 at a value of £1 for each Convertible Preference Share. The Ordinary Share price would have to fall to around 285 pence or below for it to make economic sense for Convertible Preference Shareholders not to have converted before the final redemption of the Convertible Preference Shares in March 2015.

3. How is the Enhanced Conversion Rate calculated?

It is intended that the Enhanced Conversion Rate will account for the "Premium over Parity" of the Convertible Preference Shares. The Enhanced Conversion Rate will also include 2.5 pence per Convertible Preference Share (the **Recompensed Amount**) over this premium. As a result, Convertible Preference Shareholders will receive more Ordinary Shares than they would expect to receive if they converted in accordance with their existing rights.

The Enhanced Conversion Rate will be determined in accordance with the Theoretical Preference Share Price formula which calculates the Enhanced Conversion Rate by reference to:

(a) the VWAP over the 3 business days prior to the two business days before the EGM and the Class Meeting or adjournment thereof; and

(b) the average closing 9 year Sterling Swap Rate over the 3 business days prior to the two business days before the EGM and the Class Meeting or adjournment thereof.

4. Why does the formula reference the Rexam VWAP?

Because the equity option embedded in the Convertible Preference Share is "in-the-money" (i.e. the Ordinary Share price is of a value indicating a high probability of conversion), the price of a Convertible Preference Share is generally very much in line with the Ordinary Share price. A one per cent. increase in the Ordinary Share price will lead, usually, to an approximate one per cent. increase in the Convertible

Preference Share price at current share price levels (excluding effects like accrual of preference dividend, changing interest rates etc.). As the Convertible Preference Share price is so dependent on the Ordinary Share price the formula for calculating the Enhanced Conversion Rate takes into account the Ordinary Share price movements during the period between the date of this document and the EGM and the Class Meeting.

5. How is the Theoretical Preference Share Price calculated?

In its capacity as sole financial adviser to Rexam in respect of the Proposal, HSBC calculates the Theoretical Preference Share Price based on the use of market-standard convertible instrument valuation tools. By assessing market indications of stock volatility one week prior to the EGM or Class Meeting, HSBC is thereby able to generate a theoretical value for a Convertible Preference Share based on the same volatility. For this purpose HSBC uses the Monis XL Version 8.00 financial model which is licensed from SunGard Systems International Inc. Whilst market participants use similar modelling frameworks there will be differences between those and that used by HSBC because of differences in the modelling of specific processes such as absolute equity dividends or credit risk.

6. Differences between Convertible Preference Shares and Ordinary Shares

The terms of a Convertible Preference Share require the payment of a preferential, cumulative and fixed dividend, whereas the dividend payable in respect of an Ordinary Share is the amount recommended by the Directors and approved by the Ordinary Shareholders, appropriate to the financial well-being of the Company. Conversion of the Convertible Preference Shares into Ordinary Shares means giving up all the existing preferential treatment of dividend and capital before the final conversion or redemption dates in 2015. If the Proposal is approved, Convertible Preference Shareholders will take the immediate benefit of the enhanced conversion rights arising as a result of conversion of their Convertible Preference Shares into New Ordinary Shares at the Enhanced Conversion Rate together with the possibility of rising dividends payable on the New Ordinary Shares (although there can be no guarantee as to the payment or the amount of such future dividends).

For the avoidance of doubt the New Ordinary Shares will not qualify for the interim dividend for the financial year ending on 31 December 2006 which will be paid on 2 November 2006 and, save as aforesaid on or after the Conversion Date, will rank equally in all respects with the Ordinary Shares then in issue.

PART V

EXAMPLES OF ENHANCED CONVERSION

Example 1: Current share price of 551 pence, current 9-year Sterling Swap Rate of 4.9525 per cent.

If the VWAP were to be equal to 551 pence and the 9-year Sterling Swap Rate were to be 4.9525 per cent. (their respective values on 8 September 2006), then in accordance with the Conversion Schedule applying at the date of this Circular the Theoretical Preference Share Price is determined as 200.45 pence and, as a result, the Enhanced Conversion Rate would be 0.3684.

A hypothetical holder of 1,000 Convertible Preference Shares would thus receive 368 New Ordinary Shares, 18 Ordinary Shares more than the 350 Ordinary Shares the holder would be entitled to receive under the existing conversion right.

If the hypothetical holder of the resulting 368 New Ordinary Shares were then to sell such shares at the prevailing market price of 551 pence per share this would raise a cash sum of £2,027.68 (before dealing costs and ignoring any tax payable) which cash sum, if then deposited in a bank account paying a rate of interest equal to the current Bank of England base rate of 4.75 per cent., would generate an annual gross interest income of approximately £96.31 which is more than the annual gross preference dividend of £77.50 which is payable on the original 1,000 Convertible Preference Shares.

Example 2: Share price decreases by approximately 5 per cent. to 525 pence and 9-year Sterling Swap Rate decreases to 4.9 per cent. between 8 September 2006 and the EGM and Class Meeting

If the VWAP were to be equal to 525 pence and the 9-year Sterling Swap Rate were to be 4.9 per cent., then in accordance with the Conversion Schedule applying at the date of this Circular the Theoretical Preference Share Price is determined as 192.08 pence and, as a result, the Enhanced Conversion Rate would be 0.3707.

A hypothetical holder of 1,000 Convertible Preference Shares would thus receive 370 New Ordinary Shares, 20 Ordinary Shares more than the 350 Ordinary Shares the holder would be entitled to receive under the existing conversion right.

Example 3: Share price increases by approximately 5 per cent. to 580 pence and 9-year Sterling Swap Rate increases to 5.1 per cent. between 8 September 2006 and the EGM and Class Meeting

If the VWAP were to be equal to 580 pence and the 9-year Sterling Swap Rate were to be 5.1 per cent., then in accordance with the Conversion Schedule applying at the date of this Circular the Theoretical Preference Share Price is determined as 209.81 pence and, as a result, the Enhanced Conversion Rate would be 0.3661.

A hypothetical holder of 1,000 Convertible Preference shares would thus receive 366 New Ordinary Shares, 16 Ordinary Shares more than the 350 Ordinary shares the holder would be entitled to receive under the existing conversion right.

Example 4: Maximum and minimum Enhanced Conversion Rates

The HSBC financial model used to create the Conversion Schedule to determine the Enhanced Conversion Rate is based on VWAP values of between 495 pence to 610 pence, corresponding to minus / plus ten per cent. relative to the Ordinary Share price of 551 pence on 8 September 2006.

This model is also based on 9-year Sterling Swap Rates between 4.8 per cent. and 5.2 per cent. (roughly minus / plus four per cent. relative to value of 4.9525 per cent. on 8 September 2006).

The minimum Theoretical Preference Share Price derived from the Conversion Schedule is 181.89 pence (VWAP 495 pence, 9-year Sterling Swap Rate 5.2 per cent.) whilst the maximum is 220.20 pence (VWAP 610 pence, 9-year Sterling Swap Rate 4.8 per cent.). The minimum and maximum Enhanced Conversion Rates are 0.3642 and 0.3742 respectively.

At the minimum Enhanced Conversion Rate of 0.3642 a hypothetical holder of 1,000 Convertible Preference Shares would thus receive 364 New Ordinary Shares, 14 Ordinary Shares more than the 350 Ordinary Shares the holder would be entitled to receive under the existing conversion right.

At the maximum Enhanced Conversion Rate of 0.3742 a hypothetical holder of 1,000 Convertible Preference Shares would thus receive 374 New Ordinary Shares, 24 Ordinary Shares more than the 350 Ordinary Shares the holder would be entitled to receive under the existing conversion right.

A simplified version of the Conversion Schedule, based on HSBC's financial model applying at the date of this Circular, which determines the theoretical price for a Convertible Preference Share by reference to examples of VWAP and 9 year Sterling Swap Rates is set out below:

Theoretical Preference Share Price (pence)

VWAP	4.8%	4.9%	5.0%	5.1%	5.2%	9 year Sterling Swap Rate
495p	182.69	182.48	182.28	182.09	181.89	
525p	192.26	192.08	191.90	191.72	191.54	
550p	200.37	200.20	200.04	199.89	199.74	
580p	210.24	210.10	209.95	209.81	209.66	
610p	220.20	220.06	219.92	219.78	219.65	

The Enhanced Conversion Rate is determined by calculating the ratio of (a) this Theoretical Preference Share Price plus 2.5 pence to (b) the relevant VWAP. Set out below is the resulting number of New Ordinary Shares which a person holding 1,000 Convertible Preference Shares will receive on Conversion, again applying the Conversion Schedule at the date of this Circular.

Examples of Conversion at Enhanced Conversion Rates
(Number of New Ordinary Shares per 1,000 Convertible Preference Shares)

VWAP	4.8%	4.9%	5.0%	5.1%	5.2%	9 year Sterling Swap Rate
495p	374	373	373	373	372	
525p	371	370	370	370	369	
550p	368	368	368	368	367	
580p	366	366	366	366	365	
610p	365	364	364	364	364	

The full version of the Conversion Schedule based on HSBC's financial model applying at the date of this Circular will be on display at the Company's registered office and a final version of the Conversion Schedule will be put on display and posted on the Company's website (www.rexam.com/prefcon) in the week preceding the EGM and the Class Meeting or adjournment thereof. The final Enhanced Conversion Rate will be announced through a Regulatory Information Service at close of business on the day which is two business days prior to the EGM and the Class Meeting or adjournment thereof.

PART VI

SUMMARY OF RESOLUTIONS TO BE PROPOSED AT THE EGM

Resolution 1

Resolution 1 seeks to amend the Articles so as to require the conversion of all of the Convertible Preference Shares into New Ordinary Shares on the Conversion Date at the Enhanced Conversion Rate. Resolution 1 is conditional upon the passing of Resolutions 2 and 3 and upon the passing of the extraordinary resolution to be proposed at the Class Meeting. Both Ordinary and Convertible Preference Shareholders are entitled to vote in respect of Resolution 1.

Resolution 2

The purpose of seeking the section 80 authority referred to in paragraph 4(2) of Part II of this Circular is to authorise the Directors to allot the New Ordinary Shares arising on Conversion of the Convertible Preference Shares. The maximum aggregate nominal amount of relevant securities to which this authority relates is £16,679,000, representing the conversion of the Convertible Preference Shares at the maximum Enhanced Conversion Rate equal to approximately 4.7 per cent. of the nominal amount of issued ordinary share capital of the Company as at 8 September 2006. It is proposed that this authority, which is in addition to the authority given to the Directors at the annual general meeting held in 2006, will expire at the conclusion of the annual general meeting to be held in 2007. As at 8 September 2006, no Ordinary Shares are held in treasury by the Company. Only Ordinary Shareholders are entitled to vote in respect of Resolution 2.

Resolution 3

The purpose of seeking the section 95 authority referred to in paragraph 4(3) of Part II of this Circular is to authorise the Directors to disapply any statutory pre-emption rights (as set out in section 89 of the Act) arising in respect of the allotment of the New Ordinary Shares arising on Conversion of the Convertible Preference Shares. The £16,679,000 nominal amount of equity securities to which this authority relates represents the conversion of the Convertible Preference Shares at the maximum Enhanced Conversion Rate equal to approximately 4.7 per cent. of the issued ordinary share capital of the Company as at 8 September 2006. It is proposed that this authority, which is in addition to the authority given to the Directors at the annual general meeting held in 2006, will expire at the conclusion of the annual general meeting to be held in 2007. Only Ordinary Shareholders are entitled to vote in respect of Resolution 3.

The full text of the Resolutions is set out in the notice convening the EGM contained in Part VIII of this Circular.

PART VII

SHARE DEALING FACILITY

You should be aware that that the price and value of any investments and the income, if any, from them, can fluctuate and may fall against the investor's interest. An investor may get back less than the amount invested.

1. This service enables you to sell Rexam PLC (the "Company") New Ordinary Shares ("shares") resulting from the conversion of your Convertible Preference Shares and is provided on an execution-only basis. This means we will not give you any form of investment advice or tax advice or advise you on the merits of a particular transaction. If you are in doubt about using the service, you should consult an appropriate professional adviser.
2. The service is provided by Lloyds TSB Bank plc (in this Part VII "Lloyds TSB" or "we" or "us") which is authorised and regulated by the Financial Services Authority ("FSA") under reference 119278. The main business of Lloyds TSB is banking. Our registered office is in the UK at 25 Gresham Street, London, EC2V 7HN, registered in England and Wales number 2065.
3. This service is only available to shareholders with 4,000 Convertible Preference Shares or fewer with certificated holdings and a UK registered address. CREST holders can use this service only if they rematerialise their holdings and resubmit their instructions.
4. These terms and conditions will come into force once we have received your instructions and accepted you as a customer. Please read them carefully as they set out the basis on which we will offer the service to you.
5. You may only give instructions to sell shares which you own and have the right to sell, and by giving instructions to us to sell shares you warrant that you beneficially own the shares or are authorised to sell them.
6. All dealings are carried out through the agency of authorised stockbrokers appointed by Lloyds TSB. Dealings will be carried out under terms of "best execution" and the rules of the London Stock Exchange.
7. The decision to sell shares is your responsibility. It is the responsibility of any persons resident in, or who have registered addresses in, or are citizens of, overseas territories who wish to sell shares through the service to consult their professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to sell shares through the service.
8. As a consequence of using the service, you may alter your personal tax position. The levels of and bases of taxation change. You should consult your own tax adviser in order to understand any applicable tax consequence that might arise.
9. This agreement is for the benefit of the contracting parties only and shall not confer any benefit on, or be enforceable by, a third party.
10. Once you have sent your signed blue proxy form with the instruction to sell box (ticked) to us you cannot cancel your instructions. Telephone orders will not be accepted. **Share prices may change significantly between the time you decide to deal and the time when shares are bought or sold.**
11. Lloyds TSB reserves the right to refuse an instruction to deal. If the instruction is incorrect or incomplete and we cannot obtain clarification we will return it without carrying out the instruction. Instructions to sell shares which are held in joint names must be signed by all registered holders.
12. In accordance with the Money Laundering Regulations 2003 we may require verification of your identity. We may conduct searches of databases and other credit data in order to do this or we may need to ask you to provide proof of your identity. This may lead to a delay in carrying out your instruction, a delay in payment of your sale proceeds to you or in your instruction being rejected. Lloyds TSB will not be liable for any loss which may result from this.
13. Dealing will be on the first day that the shares have been listed and allotted, which is expected to be at 8.00 a.m. on 16 October 2006. Instructions will be aggregated which may result in a higher or lower price than if each instruction were dealt with separately. Limit orders will not be accepted. If the relevant Stock Exchange is closed dealings will be held over until the next day that it is open.
14. No commission fee will be paid by you and you will receive the full sale proceeds.
15. Last date for receipt of instruction forms by Lloyds TSB is no later than 4.15. p.m. on 3 October 2006 unless the service is extended due to the adjournment of the EGM or Class Meeting.
16. Neither Lloyds TSB nor the Company will be liable for any consequential loss however caused, or loss in respect of timing of the transaction, unless it results from the fraud, wilful default or negligence of Lloyds TSB, or their respective employees or agents. This does not exclude or restrict any obligation owed to you as a customer under FSA rules or under the Financial Services and Markets Act 2000.
17. Neither Lloyds TSB nor the Company will be responsible for any losses, costs, damages or expenses sustained or incurred by you by reason of industrial action or any cause beyond its control.
18. Neither Lloyds TSB nor the Company will accept responsibility for any document before it is received or after it has been despatched by us. All documents will be sent to you by post to your registered address at your own risk.
19. We may possibly carry out transactions with or for you in which we or an associate deal as principal or dual agent or otherwise have a material interest or a relationship with another party which might involve conflict with our duty to you. We will not be able to consult you about this but will try to ensure that the terms of any transaction are as favourable to you as those carried out with a third party at arm's length. Nothing in these terms and conditions shall prevent us carrying out transactions for anybody else
20. You agree that we may keep the personal details you or others give us, and what we know from running your account, on a Lloyds TSB Registrar's database. This information will be used to provide you with services. In accordance with the Data Protection Act 1998 you are entitled, on payment of a fee, to a copy of the information we hold about you. You should let us know if you think any information we hold about you is inaccurate, so we may correct it. The information we hold about you is confidential and will only be disclosed outside Lloyds TSB in the following circumstances:
    - where the law permits or it is in the public interest;
    - to investigate or prevent fraud;
    - to our agents in connection with running accounts and services for you;
    - at your request or with your consent;
    - to ShareGift if you have chosen to donate your sale proceeds through Gift Aid;
    - to the Company so they may update their own records about you.

    When you speak to us on the phone, some calls may be monitored or recorded in case we need to check that we have carried out your instructions correctly and to help improve our quality of service.
21. Five business days after the transaction Lloyds TSB will send you a sale advice together with a cheque for the net proceeds of the sale. We will not accept instructions to make cheques payable to third parties. You should keep the transaction advice for tax purposes.
22. All cash balances will be paid into an account with Lloyds TSB Bank plc and will be held as banker. Accordingly, such monies will not be treated as client money under the FSA's client money rules.
23. For regulatory purposes you will be treated as a private customer although you may not have the rights afforded to private customers under the FSA rules, the Financial Ombudsman Service or the Financial Services Compensation Scheme if you do not meet the necessary conditions.
24. Lloyds TSB reserves the right to terminate or extend the service.
25. If you have any complaints about the service we provide under this agreement you may complain to us or to the Financial Ombudsman Service. Your first point of contact should be the following address: Service Quality Team, Lloyds TSB Registrars, PO Box 4608, Worthing, West Sussex BN99 6NZ. Complaints we cannot settle may be referred to the Financial Ombudsman Service where you are eligible. Full details of how you may complain are available in our brochure "How to voice your concerns' which we will send you when we acknowledge your complaint. Lloyds TSB is a member of the Financial Services Compensation Scheme established under the Financial Services and Markets Act 2000. You may be entitled to compensation from the scheme if we cannot meet our obligations. This depends on the type of business and the circumstances of the claim. The Scheme covers for example Corporate Sponsored Nominees, Investment Savings Accounts and Sharedealing. Most types of investment business are covered for 100% of the first £30,000 and 90% of the next £20,000, so the maximum compensation is £48,000. A leaflet with further details is available on request from the Scheme. Call their Helpline on 020 7892 7300, log onto their website at www.fscs.org.uk or write to the Financial Services Compensation Scheme, 7th floor Lloyds Chambers, Portsoken Street, London E1 8BN.
26. Any contract made between you and us pursuant to these terms and conditions will be in the English language and communications from us will be in English.
27. These terms and conditions are governed by English law. You agree that legal action relating to this agreement may only be dealt with by the Courts of England and Wales.

PART VIII

NOTICE OF EXTRAORDINARY GENERAL MEETING

REXAM PLC

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Rexam PLC (the **Company**) will be held at the offices of Allen & Overy LLP, One New Change, London EC4M 9QQ on Thursday 5 October 2006 at 4.00 p.m. to consider and, if thought fit, pass the following resolutions which will be proposed as special resolutions:

SPECIAL RESOLUTIONS

1. THAT:

(i) Conditionally upon the passing of resolutions 2 and 3 below and the passing of the extraordinary resolution set out in the notice of a separate class meeting of the holders of the Convertible Preference Shares (as defined below) convened to be held on 5 October 2006 (together the **Resolutions**), the Articles of Association of the Company shall be amended so as to modify the rights attaching to the 7.75 pence. Convertible Cumulative Preference Shares (the **Convertible Preference Shares**) by deleting paragraph B3 of Article 3 (Conversion of the Convertible Preference Shares) in its entirety and replacing it with the following:

"**B3 Conversion of the Convertible Preference Shares**

(a) The Company shall on the Conversion Date convert all of the outstanding Convertible Preference Shares in issue on the Record Date in the manner set out in (and subject to the provisions of) this paragraph B3 so as to convert all or any of the Convertible Preference Shares held by each holder of Convertible Preference Shares on the Record Date into fully paid Ordinary Shares on the basis of such number of Ordinary Shares for the relevant number of Convertible Preference Shares so held calculated at the Conversion Rate.

(b) For these purposes:

Conversion means conversion of the Convertible Preference Shares on the Conversion Date at the Conversion Rate;

Conversion Date means 16 October 2006 or, if such date proves to be impracticable, the day falling no less than 7 days after the date upon which the resolutions to be proposed at the Extraordinary General Meeting and the Class Meeting (or any adjournments thereof) have been passed as announced by the Company through a Regulatory Information Service; and

Conversion Rate means X number of Ordinary Shares for each Convertible Preference Share where X is calculated from the following and rounded up to the nearest 0.0001:

$$X = \frac{\text{Theoretical Preference Share Price} + \text{Recompensed Amount}}{\text{Ordinary Share Price}}$$

Provided that X shall not be greater than 0.3742 nor less than 0.3642;

Theoretical Preference Share Price means the theoretical price per Convertible Preference Share expressed in pence determined by reference to the Ordinary Share Price and 9-year Sterling Swap Rate and using the Schedule calculated by HSBC (the **Conversion Schedule**) and initialled by the chairman and presented to the Extraordinary General Meeting and to the Class Meeting (or any adjournments thereof) and for the purposes of such calculation for values of Ordinary Share Price that are in between those stated in the Conversion Schedule (which is based on five pence increments) linear interpolation will be used to calculate such theoretical price and will also be used to account for values of the 9-year Sterling Swap Rate that are in between those stated in the Conversion Schedule so that the theoretical price thus obtained will be rounded up to the nearest 0.01 pence;

Ordinary Share Price means the volume weighted average trading price per Ordinary Share expressed in pence over the three business days prior to the two business days before the date upon which the resolutions to be proposed at the Extraordinary General Meeting and the Class

Meeting (or any adjournments thereof) have been passed as derived from screen page AQR on the Bloomberg screen (or any successor screen page) rounded to the nearest 0.01 pence;

9-year Sterling Swap Rate means the average of the bid and offered swap rates for Sterling swap transactions with a maturity of 9 years which appear on the Reuters Screen ICAP Sterling Page at or around 4 pm on the business day prior to the two business days before the date upon which the resolutions to be proposed at the Extraordinary General Meeting and the Class Meeting (or any adjournments thereof) have been passed rounded to the nearest 0.001 per cent.;

Extraordinary General Meeting means the extraordinary general meeting of the Company convened to be held on 5 October 2006, notice of which is set out in the circular to the Ordinary Shareholders and Convertible Preference Shareholders dated 12 September 2006;

Class Meeting means the meeting of the Convertible Preference Shareholders convened to be held on 5 October 2006, notice of which is set out in the circular to Ordinary Shareholders and Convertible Preference Shareholders dated 12 September 2006;

HSBC means HSBC Bank plc;

Recompensed Amount means 2.5 pence;

Record Date means 13 October 2006.

(c) Conversion of the Convertible Preference Shares on the Conversion Date shall be effected in the manner prescribed in this paragraph or in such other manner as the Board may determine and as the law may allow. Conversion shall, subject as aforesaid, be effected by means of a consolidation of the Convertible Preference Shares and their sub-division and redesignation as Ordinary Shares in accordance with this sub-paragraph and the following provisions shall apply.

On the Conversion Date each of the Convertible Preference Shares held on the Record Date by any holder or joint holder shall (pursuant to the authority given by the passing of the resolution to delete and replace paragraph B3 of the articles of association) be consolidated into one share and sub-divided into:

(i) such integral number of Ordinary Shares as shall be equal to the nominal amount of the Ordinary Share capital into which the Convertible Preference Shares are required to be converted at the Conversion Rate (fractions being disregarded); and

(ii) (as to the balance) such number of shares of 0.0001 pence each (to be designated **Non-Voting Deferred Shares**) which shall be certificated shares and being subject to the restrictions set out below as equals the amount expressed in pence by which the nominal amount of the consolidated share as aforesaid exceeds the total nominal amount of such Ordinary Shares including any fractions derived from such sub-division.

The consolidation and sub-division shall be effected so that each holder of Convertible Preference Shares on the Record Date whose shares are consolidated and sub-divided shall as a result thereof hold such whole number of Ordinary Shares to which he is entitled on Conversion of his Convertible Preference Shares. If he becomes entitled to a fraction of an Ordinary Share the Board shall on his behalf aggregate such fraction with any other fractions arising as a result of the same consolidation and sub-division and sell all of the Ordinary Shares representing fractions and the provisions of sub-paragraph B3(d) below shall apply to such sale mutatis mutandis. If any fraction of any Ordinary Share would remain notwithstanding such aggregation the same shall be sub-divided into the appropriate number of Non-Voting Deferred Shares and the Board shall have full power to determine the holding to which such fractions relate.

Non-Voting Deferred Shares shall (1) not entitle their holders to receive any dividend or other distribution; (2) not entitle their holders to receive notice of or to attend or vote at any General Meeting of the Company; (3) entitle their holders on a return of assets on a winding-up of the Company only to the repayment of the amounts paid up or credited as paid up on such shares after payment in respect of each Ordinary Share of the capital paid up or credited as paid up on such share and the further payment of £10,000 on each Ordinary Share; and (4) not entitle holders to any further participation in the assets of the Company. The conversion of any shares into Non-Voting Deferred Shares shall be deemed to confer on the Company irrevocable authority at any time thereafter (aa) to appoint a person on behalf of any holder of Non-Voting Deferred Shares to enter into an agreement to transfer, and to execute a transfer of the

Non-Voting Deferred Shares, for a consideration not exceeding 1p for each holding of the Non-Voting Deferred Shares, to such person as the Board may determine as the custodian thereof, (bb) to cancel and/or purchase the same (in accordance with the provisions of the Statutes) without making any payment to or obtaining the sanction of the holder thereof, and (cc) pending any such transfer or cancellation or purchase to retain the certificate for such shares. The Company may at its option at any time after the creation of any Non-Voting Deferred Shares redeem all or any holding of the Non-Voting Deferred Shares then in issue at a price not less than 1p for each holding of the Non-Voting Deferred Shares to be redeemed upon giving to the registered holders thereof not less than 28 days' previous notice in writing of its intention so to do, fixing a time and place for such redemption, and at the time and place so fixed such registered holders shall be bound to surrender to the Company the certificates for their Non-Voting Deferred Shares in order that the same may be cancelled and the Company shall pay the redemption moneys to such registered holders. If the amount payable in respect of the transfer, cancellation, purchase or redemption of the Deferred Shares is less than £5.00 such amount shall not be distributed to the holders of the Convertible Preference Shares but shall be retained for the benefit of the Company.

(d) Any fractions of Ordinary Shares arising on Conversion shall not be allotted to the holders of the Convertible Preference Shares otherwise entitled thereto but (if any such arrangements can be made) such fractions shall be aggregated and sold on behalf of such holders to such persons as the Board may in its absolute discretion decide at the best price reasonably obtainable and the net proceeds of sale distributed pro rata among such holders unless in respect of any holding of the Convertible Preference Shares the amount to be distributed would be less than £5.00 in which case such amount shall not be so distributed but shall be retained for the benefit of the Company. For the purpose of implementing the provisions of this paragraph the Board may appoint a person or persons to execute transfers or renunciations on behalf of persons otherwise entitled to any such fractions and generally may make all arrangements which appear to them necessary or appropriate for the settlement and disposal of fractional entitlements.

(e) On Conversion the Preference Dividend shall cease to accrue with effect from the Dividend Payment Date last preceding the applicable Conversion Date. The Ordinary Shares resulting from the Conversion will carry the right to receive all dividends and other distributions declared, made or paid on the Ordinary Share capital of the Company in respect of which the record date falls on or after the applicable Conversion Date and shall otherwise rank *pari passu* in all respects with the Ordinary Shares then in issue and fully paid. For the avoidance of doubt, any Ordinary Shares allotted on the Conversion of the Convertible Preference Shares will not qualify for the interim dividend for the financial year ending on 31 December 2006 which will be paid on 2 November 2006.

(f) Unless the Board otherwise determines, or the Regulations and/or the requirements of the relevant system concerned otherwise require, the Ordinary Shares arising on Conversion of any Convertible Preference Shares shall be or shall be issued (as appropriate) as certificated shares (where the Convertible Preference Shares converted were, on the relevant Conversion Date, certificated shares) or as uncertificated shares (where the Convertible Preference Shares converted were, on the relevant Conversion Date, uncertificated shares), provided that if the Company is unable under the facilities and requirements of the relevant system concerned to issue Ordinary Shares in respect of the person entitled thereto as uncertificated shares able to be evidenced and transferred without a written instrument, such shares shall be issued as certificated shares.

(g) Allotments of Ordinary Shares arising from Conversion shall be effected not later than 14 days after the Conversion Date. Within 28 days after the Conversion Date, the Company shall forward to each holder of the Convertible Preference Shares on the Record Date, at his own risk, free of charge, a definitive certificate for the appropriate number of fully paid Ordinary Shares and a cheque for any money payable pursuant to sub-paragraph B3(d) above.

(h) The Company shall use its best endeavours to procure that the Ordinary Shares arising on Conversion are admitted to the Official List of the UK Listing Authority and to trading the London Stock Exchange's Main Market for listed securities on the Conversion Date.

(i) For the purposes of this paragraph B3, whether any Convertible Preference Shares are certificated shares or uncertificated shares on the Conversion Date shall be determined by

reference to the register of members at 6.00 p.m. on the business day preceding the Record Date or such other time on the Record Date as the Board (subject to the facilities and systems of the relevant systems concerned) in its absolute discretion determines.

(j) In accordance with Article 19(4) the registration of the transfer of any Convertible Preference Shares which are certificated shares shall be suspended for a period of thirty days from the Record Date and the registration of the transfer of any Convertible Preference Shares which are uncertificated shares shall be suspended on the same basis (subject as permitted by the Statutes)."

(ii) Conditionally upon the passing of the Resolutions, all of the authorised but unissued Convertible Preference Shares be converted into such number of authorised but unissued Ordinary Shares as in total have the same nominal value of such authorised but unissued Convertible Preference Shares.

2. THAT:

(a) the directors be generally and unconditionally authorised, in accordance with section 80 of the Companies Act 1985, to exercise all powers of the Company to allot relevant securities (as defined for the purposes of that section) up to a maximum nominal amount of £16,679,000;

(b) this authority shall expire at the conclusion of the next annual general meeting of the Company after the passing of this resolution or, if earlier, on 31 December 2007;

(c) the Company may, before this authority expires, make an offer or agreement which would or might require relevant securities to be allotted after it expires; and

(d) this authority shall be in addition to all existing authorities under section 80 of the Companies Act 1985.

3. THAT:

(a) the directors be authorised to allot equity securities for cash (as defined for the purposes of section 89 of the Companies Act 1985) as if section 89(1) of that Act did not apply to the allotment, but this power shall be limited to a maximum nominal amount of £16,679,000;

(b) this authority shall expire at the conclusion of the next annual general meeting of the Company after the passing of this resolution or, if earlier, on 31 December 2007;

(c) the Company may, before this authority expires, make an offer or agreement which would or might require equity securities to be allotted after it expires; and

(d) this authority shall be in addition to all existing authorities under section 89 of the Companies Act 1985.

On behalf of the Board
David Gibson
Company Secretary
12 September 2006

Registered Office
4 Millbank
London
SW1P 3XR

Notes

1. Only holders of Ordinary Shares and Convertible Preference Shares entered on the register of members of the Company at 6.00 p.m. on 3 October 2006 are entitled to attend and vote at the meeting either in person or by proxy although such holders of Convertible Preference Shares are only entitled to vote in respect of Resolution 1 above and are not entitled to vote in respect of Resolutions 2 and 3 above. The holders of the Convertible Preference Shares are entitled to vote in respect of Resolution 1 as a result of the provisions in the Company's articles of association which provide for such holders to be entitled to attend and vote at general meetings of the Company in respect of any resolution directly adversely modifying or varying any of the special rights and privileges attached to the Convertible Preference Shares. The number of Ordinary Shares and Convertible Preference Shares then registered in their respective names shall determine the number of votes such persons are entitled to cast on a poll at the meeting or at any adjournment thereof.

2. Any shareholder of the Company entitled to attend and vote at the EGM may appoint one or more proxies (who need not be shareholders) to attend and, on a poll, vote in their place in respect of the

resolutions on which they are entitled to vote. A white Proxy Form is enclosed and, to be effective, must be lodged with Lloyds TSB Registrars so as to arrive not later than 4.00 p.m. on 3 October 2006.

3. In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by Lloyds TSB Registrars (ID 7RA01) not later than 48 hours before the time fixed for the EGM. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Lloyds TSB Registrars is able to retrieve the message by enquiry to CREST. CRESTCo does not make available special procedures in CREST for any particular messages and normal system timings and limitations will apply in relation to the input of a CREST Proxy Instruction. It is the responsibility of the CREST member concerned to take such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

PART IX

NOTICE OF SEPARATE CLASS MEETING

OF CONVERTIBLE PREFERENCE SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a Class Meeting of the holders of the 7.75 pence convertible cumulative preference shares of $128\frac{4}{7}$ pence each in the capital of Rexam PLC (the **Company**) will be held at the offices of Allen & Overy LLP, One New Change, London EC4M 9QQ on 5 October 2006 at 4.15 p.m. (or as soon thereafter as the Extraordinary General Meeting of the Company convened for the same place and date shall have been concluded or adjourned) to consider and, if thought fit, pass the following resolution which will be proposed as an extraordinary resolution:

EXTRAORDINARY RESOLUTION

THAT the holders of the 7.75 pence convertible cumulative preference shares of $128\frac{4}{7}$ pence each hereby sanction every such variation or abrogation of the special rights attached to such shares as will or may be involved in or effected by the amendment of the Company's Articles of Association and in passing as a special resolution the resolution numbered 1 set out in the notice convening an Extraordinary General Meeting of the Company for 5 October 2006 and the implementation of the matters authorised by such special resolution.

On behalf of the Board
David Gibson
Company Secretary
12 September 2006

Registered Office:
4 Millbank
London
SW1P 3XR

Notes:

1 Only holders of Convertible Preference Shares entered on the register of members of the Company at 6.00 p.m. on 3 October 2006 are entitled to attend and vote at the meeting either in person or by proxy and the number of Convertible Preference Shares then registered in their respective names shall determine the number of votes such persons are entitled to cast on a poll at the meeting or any adjournment thereof.

2 Holders of Convertible Preference Shares entitled to attend and vote at the Class Meeting may appoint one or more proxies (who need not be shareholders) to attend and, on a poll, vote in their place. A blue Proxy Form is enclosed and, to be effective, must be lodged with Lloyds TSB Registrars so as to arrive not later than 4.15 p.m. on 3 October 2006.

3 In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by Lloyds TSB Registrars (ID 7RA01) not later than 48 hours before the time fixed for the Class Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Lloyds TSB Registrars is able to retrieve the message by enquiry to CREST. CRESTCo does not make available special procedures in CREST for any particular messages and normal system timings and limitations will apply in relation to the input of a CREST Proxy Instruction. It is the responsibility of the CREST member concerned to take such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

4. If the requisite quorum, being two persons holding or representing by proxy at least one-third in nominal amount of the issued Convertible Preference Shares, is not present within fifteen minutes from the time fixed for holding the Class Meeting for Convertible Preference Shareholders, the meeting shall stand adjourned to be held at the offices of Allen & Overy, One New Change, London EC4M 9QQ, at 4.15 p.m. on 12 October 2006.

PART X

DEFINITIONS

The following definitions apply throughout this Circular unless the context requires otherwise:

Act	the Companies Act 1985, as amended;
Articles	the articles of association of the Company;
the Board or Directors	the directors of the Company;
Company or Rexam	Rexam PLC;
Conversion	the compulsory conversion of the Convertible Preference Shares in issue on the Record Date on the Conversion Date at the Enhanced Conversion Rate;
Conversion Date	16 October 2006 or, if such date proves to be impracticable, the day falling no less than 7 days after the date upon which the resolutions to be proposed at the EGM and the Class Meeting (or any adjournments thereof) have been passed as announced by the Company through a Regulatory Information Service;
Conversion Schedule	the schedule derived from HSBC's financial model from which the Enhanced Conversion Rate will be calculated;
Convertible Preference Shares	the 7.75 pence convertible cumulative preference shares of $128\frac{4}{7}$ pence each in the capital of the Company and **Convertible Preference Share** means one of them;
Convertible Preference Shareholders	holders of Convertible Preference Shares;
Enhanced Conversion Rate	the conversion rate as set out in resolution numbered 1 to be proposed at the EGM being not less than 0.3642 New Ordinary Shares per Convertible Preference Share and not greater than 0.3742 New Ordinary Shares per Convertible Preference Share;
Extraordinary General Meeting or EGM	the extraordinary general meeting convened to be held on 5 October 2006 at 4.00 p.m., notice of which is set out in this Circular (or any adjournment thereof);
HSBC	HSBC Bank plc;
New Ordinary Shares	the fully paid Ordinary Shares to be issued on the Conversion Date to Convertible Preference Shareholders on the Record Date at the Enhanced Conversion Rate;
Ordinary Shares	the Ordinary Shares of $64\frac{2}{7}$ p each in the capital of the Company and **Ordinary Share** means one of them;
Ordinary Shareholders	holders of Ordinary Shares;
Proposal	the proposal to amend the Articles to compulsorily convert all of the Convertible Preference Shares in issue on the Record Date into New Ordinary Shares at the Enhanced Conversion Rate on the Conversion Date;
Proxy Form(s)	the form(s) of proxy relating to the EGM and the Class Meeting;
Recompensed Amount	an amount of 2.5 pence per Convertible Preference Share;
Record Date	13 October 2006 being the record date for the Conversion;
Registrars	Lloyds TSB Registrars;
Resolutions	the resolutions to be proposed at the EGM and the Class Meeting;

Separate Class Meeting or Class Meeting	the separate class meeting of the Convertible Preference Shareholders convened to be held at 4.15 p.m. on 5 October 2006 (or, if later, as soon thereafter as the EGM has been concluded or adjourned), notice of which is set out in this Circular (or any adjournment thereof);
Share Dealing Facility	the share dealing facility operated by the Registrars described and set out in Part VII of this Circular;
Shareholders	the holders of any Ordinary or Preference Shares issued in the share capital of the Company from time to time and **Shareholder** means any one of them;
VWAP	the volume weighted average trading price per Ordinary Share over the three business days prior to the two business days before the EGM and Class Meeting or any adjournments thereof as derived from screen page AQR on the Bloomberg screen or any successor screen page rounded to the nearest 0.01 pence.

investors

Latest News

19 September 2006

Rexam names new Chief Executive

Rexam, the global consumer packaging company and the world's leading beverage can maker, is pleased to announce that the Board has decided to appoint Leslie Van de Walle to succeed Lars Emilson as Chief Executive. He will join the Board before the end of this year and take over as Chief Executive on 1 February 2007 when Lars retires from the Board.

Leslie is currently Executive Vice President of Global Retail of the Royal Dutch Shell Group and is based in London. He has been with Royal Dutch Shell since 2000, prior to which he was the Chief Executive of United Biscuits plc for whom he worked for six years. He is also a non executive director of Aegis plc.

Leslie, who is 50 years old, was born and educated in France. He graduated from the Hautes Etudes Commerciales in 1979 and started his career with the Danone Group before joining Cadbury Schweppes in 1984. There he held a number of senior international management positions in their soft drinks business before joining United Biscuits in 1994.

He is married with two daughters and has been living in London since 1994.

Commenting on the appointment, Rolf Börjesson, Rexam's Chairman said: "The Board is naturally delighted at having secured the services of a truly globally minded leader such as Leslie. His experience of beverage and food retail along with his international business to business background will be of great value to the company as we continue to pursue our strategy for growth and leadership in our industry. On behalf of the Board, I would like to thank Lars for the tremendous contribution he has made to Rexam and, indeed, consumer packaging as a whole, in his 36 year career in the business. He will hand over to Leslie a company of which we can all feel proud."

Enquiries +44 20 7227 4100
Rolf Börjesson, Chairman
David Robbie, Group Finance Director
Andrew Mills, Group Communications Director

Financial Dynamics +44 20 7269 7291
Richard Mountain



Leslie Van de Walle
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